Project Perseus—Summary of Initial Bids

($ in millions, except per share data)
			Implied	Implied
			Equity	Enterprise	Enterprise Value/2005E EBITDA
Bidder	Bid	% Premium(1)	Value	Value	32.5(2)	34.1(3)	37.9(4)	Comments
*	$12.50 — $14.00	16.5% — 30.5%	$264 — $302	$317 — $354	9.8x — 10.9x	9.3x — 10.4x	8.4x — 9.3x	Very excited about business and moving forward in the process. * has identified an undisclosed executive to run/advise the business.

Prides Capital	$12.05 — $14.00	12.3% — 30.5%	$253 — $302	$306 — $354	9.4x — 10.9x	9.0x — 10.4x	8.1x — 9.3x	Did not formally bid due to 13D filing regulations but discussed valuation with Bear Stearns. Thinks the business is worth 15—25% higher than their net cost of $11. 20, or a valuation of $12.90 to $14.00 per share. Alternatively, Prides said they believe the business is worth 8.5x — 9.5x EBITDA of $36 million, or $12.05 to $13.51 per share.

*	$10.50 — $12.00	(2.2%) — 11.8%	$220 — $252	$273 — $305	8.4x — 9.4x	8.0x — 8.9x	7.2x — 8.0x	Interested in acquiring the entire company.

*	$10.50 — $11.00	(2.2%) — 2.5%	$220 — $231	$273 — $283	8.4x — 8.7x	8.0x — 8.3x	7.2x — 7.5x	Interested in acquiring the entire company. The bid was approved by * committee when PEGS stock was $10.50. * intent is to have a market to a slight premium to market bid.

*	$10.75	0.2%	$226	$278	8.6x	8.2x	7.3x	Interested in acquiring the entire company.

*	Financial & Distribution Services			*				Interested in purchasing the Financial & Distribution Services segment for a value of *
	Distribution Services			*				Would also purchase Distribution Services only for *

*								Highly interested in Distribution, Reservation and Financial Services. Would like to continue diligence on these businesses and receive a historical and projected P&L for these segments to determine bid level.

*								Interested in Representation Services. Would like to continue diligence on Representation Services and receive a historical and projected P&L for this segment to determine bid level.

*								Highly interested in purchasing Representation Services only. Would also consider partnering with a financial sponsor to purchase the whole business (would be a minority equity investor) in combination with a commercial relationship.

(1) Based on stock price of $10.73 on June 27, 2005.
(2) Management estimate.
(3) Management estimate excluding impact of PegasusCentral.
(4) Management estimate excluding impact of PegasusCentral and public company costs.
* Information has been omitted pursuant to a request for confidential treatment; this material has been filed separately with the SEC.